UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33231

Invesco DB Gold Fund

(Exact name of registrant as specified in its charter)

c/o Invesco Capital Management LLC

3500 Lacey Road, Suite 700,

Downers Grove, Illinois 60515

(800) 983-0903

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Invesco DB Multi-Sector Commodity Trust, on behalf of Invesco DB Gold Fund, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Invesco DB Multi-Sector Commodity Trust, on behalf of Invesco DB Gold Fund

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Principal Executive Officer
Date:	March 28, 2023